================================================================================
                                   FORM 6-K/B

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2001

                          ----------------------------

                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                          ----------------------------

                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                                           Form 40-F
            ---------                                                  ---------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                         No             X
            ---------                                                  ---------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

================================================================================

                                 CELESTICA INC.
                                   FORM 6-K/B
                              MONTH OF AUGUST 2001


         The following is filed with this Form 6-K/B:

                  - Press release, dated August 20, 2001, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

         The document referred to in the press release can be accessed at the SGX website by going to "Listed Companies--Circulars to Shareholders" (http//sgx.com/listprosp.nsf/shareholders+circulars?openview), and then the company name, "Omni Industries Limited."

         Neither the press release nor the written materials and website referred to therein (1) is incorporated by reference in Celestica Inc.'s registration statements on Form S-8 (Nos. 333-9500, 333-9822, 333-9780 and 333-66726) or on Forms F-3 (Nos. 333-12272 and 333-50240), or the prospectuses included therein, or any registration statement filed hereafter by Celestica Inc. with the Securities and Exchange Commission, or (2) is deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

         Exhibit
         -------
         99.1   -          Press release dated August 20, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 CELESTICA INC.




Date: August 20, 2001            BY: /s/ ELIZABETH L. DELBIANCO
                                 ------------------------------
                                 Name:  Elizabeth L. DelBianco
                                 Title: Vice President & General Counsel

                                  EXHIBIT INDEX

         EXHIBIT          DESCRIPTION
         -------          -----------
           99.1           Press release dated August 20, 2001